EXHIBIT 12.2

HUDSON PACIFIC PROPERTIES, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)

	Consolidated				Historical Combined
	For the year ended December 31,
	2014	2013	2012	2011	2010
Earnings Available for Fixed Charges:
Net income (loss) from continuing operations	$23,686	$1,415	$(5,457)	$(5,599)	$(3,954)
Plus fixed charges:
Interest expense (including amortization of loan fees)	$25,932	$25,470	$19,071	$17,480	$8,831
Capitalized interest and loan fees	6,938	4,562	1,461	189	165
Estimate of interest within rental expense	174	144	153	124	46

Fixed Charges	$33,044	$30,176	$20,685	$17,793	$9,042

Plus:
Amortization of capitalized interest	$232	$115	$73	$73	$73
Less:
Capitalized interest and loan fees	(6,938)	(4,562)	(1,461)	(189)	(165)

Earnings	$50,024	$27,144	$13,840	$12,078	$4,996

Ratio of earnings to combined fixed charges	1.51	0.90	0.67	0.68	0.55

Deficiency	$—	$3,032	$6,845	$5,715	$4,046